Mr. Chad Eskildsen
Mr. Ed Bartz
Securities and Exchange Commission
Washington, DC

July 22, 2013

Re:	Matthew 25 Fund
	File Nos:	811-7471
			33-65411

Dear Mr. Eskildsen and Mr. Bartz:

This letter is in response to our phone conversation on June 4, 2013 regarding our most recent DEF 14A Proxy filing and our N-CSR filing of the 12/31/12 Annual Report.

N-CSR Filing

Mr. Chad Eskildson from the SEC had the following comments for us regarding our latest N-CSR filing.

1)    Comment: The Annual Report was not on our website.
      Response: On Sunday June 2, 2013 Lesley Buck from my office sent an email to our website company asking to make several changes to our website, one of which was to add the Annual Report. The Annual Report was on the website by very early on Wednesday June 5th. I apologize that this was not on there when you looked at our website.

2) Comment: Letter to shareholders within the Annual Report needs to comply with Form N-1A Rule 27(b)(7)(i) regarding things that affected fund performance.
      Response:   Management's Discussion of Fund Performance:
      (i) Discuss the factors that materially affected the Fund's performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund's investment adviser.

         In my letters to shareholders I most often try to explain some aspect or aspects of my investment philosophy. I do this so that current and potential shareholders can better understand what it is they are buying when they buy this Fund. In all future letters I will also be sure to include specific information about the recently completed year's performance. The following information pertains to the Fund's 2012 performance. 2012 performance was positive due to gains in almost all of our holdings from yearend 2011 except for Caterpillar. Our Fund benefitted by three takeovers of three portfolio holdings. These were El Paso, Medco Health and Titanium Metals. The Titanium Metals was a recent investment for our Fund. It was an all cash buyout and this led to a short-term gain within our portfolio. We also picked up two new investments from the first two takeovers. These are Kinder Morgan Inc. and Express Scripts Holding. Three additional investments made in our Fund this year were FedEx, Scripps Network and JP Morgan Chase. FedEx was flat since our initial purchase while Scripps and JP Morgan contributed to our Fund's return for this year.


3) Comment: Mr. Eskildson noted the long-term capital gain from underlying investments referenced in the Statement of Operations and questioned if there were Acquired Fund Fees and Expenses (AFFE) from this investment.
      Response: The $200,333 Long-term capital gain as reported in the 2012 Statement of Operations was generated by KKR & Company LP (KKR). KKR is not a Registered Investment Company (RIC) or an Exchange Traded
      Fund (ETF). It is a publicly traded partnership primarily in the business of private equity. Therefore, there would not be any Acquired Fund Fees and Expenses (AFFE) associated with this investment to be reported by our Matthew 25 Fund.

4) Comment: N-CSR Item 2. Code of Ethics. Mr. Eskildson asked us to please identify with which filing the Code of Ethics was filed and provide information on how shareholders' may obtain the Code of Ethics.
      Response: The Code of Ethics was most recently filed in September 2007 with the 6/30/07 Semi-Annual Report filing. I will be sure that this
      Item 2 on our next filing for the 6/30/13 Semi-Annual report contains this information as well as how shareholders can obtain the Code.

5) Comment: N-CSR Item 10. Submission of Matters to a Vote of Security Holders. Mr. Eskildson noted that the Proxy vote that was filed on DEF 14A should have been noted here.
      Response: Responding N/A to this item was incorrect and a mistake on our part. We should have noted the Shareholder Meeting and Vote that took place in October 2012. We apologize for this mistake.


DEF14A Filing

Mr. Ed Bartz from the SEC had the following comments for us regarding our latest DEF14A filing.

1) Comment: Mr. Bartz suggested that a Preliminary Proxy filing should have been made to the SEC for review because of the change from a corporation to a trust.

      Response: When The Fund first considered amending its structure from a corporation to a business trust, the Fund assumed this could be done through some sort of "amendment" filing with the state of Pennsylvania, much as an amendment of articles to increase authorized shares, change the name, etc. It was later determined that the Pennsylvania business corporation law had no provision to allow for amendment from a corporation to a business trust. Thus, the Fund used the procedure of creating a newly formed, shell business trust under Pennsylvania law, and causing the Fund to merge into the trust, with the trust surviving. The Fund did not consider this a true "merger" in the traditional sense, where two independent entities merge. The Fund was aware that the SEC's Rule 145 treats a statutory merger requiring a shareholder vote as an "offer for sale." The Fund assumed, however, that the transaction to convert to a trust form was essentially the equivalent of a merger solely to change the domicile of a corporation, which type of merger is stated in Rule 145(a)(2) as being excepted from being treated as an offer for sale pursuant to Rule 145. In various no-action letters issued by the staff discussing the change of domicile merger exception in subsection
      (a)(2), the criteria cited as being required for the exception to be applicable is that no substantive change occurred in the entity undergoing the merger (other than the state of incorporation, or domicile), and with no difference in the rights of the holders of the entity's shares. In the case of the Fund, such criteria seem to be satisfied. The Fund continued in existence with the same name (minus the "Inc."), the same office address, directors (now trustees) and officers, etc. Each shareholder of the Fund continued to own the same number of shares of the Fund before and after the conversion to trust form, such shares had the exact same value before and after (whether on a per-share or aggregate basis), and the specific assets and liabilities of the Fund continued without change. As far as the rights of shareholders were concerned, the shareholders of the Fund continued to have all voting rights (including election of trustees, except that no annual meetings will be held), rights to dividends, and rights upon liquidation/dissolution as they did before, absolutely nothing changed. The only structural difference that changed was that the trust is not required to have an annual meeting of shareholders, which is expected to save the Fund a considerable amount of money each year to avoid preparation and mailing of proxy materials. (Of course, shareholder meetings and votes will still be required when required by the Company Act, such as to approve a new management contract or to elect directors when several directors have retired, etc.) The other structural difference (which does not affect the rights of shareholders, but may affect the total expenses of the Fund) is that the Fund, as a trust, may not be subject to the Pennsylvania capital shares tax that it previously paid as a corporation, which can be an even more significant expense than the annual meeting costs.
          The Fund simply did not consider the conversion to the trust form to be a typical merger that would be subject to Rule 145, or require a preliminary proxy statement to be filed with the SEC. The "merger" that caused the Fund to be transformed into a trust did not involve any external party, and did not involve any change in the assets or liabilities of the Fund, or in the rights of shareholders. The "merger" was not a merger similar to a merger with another mutual fund, it was simply a mechanism to convert the entity status of the Fund from a corporation to a trust form. Such a conversion was considered similar to a merger to change the domicile of a company. Thus, the Fund didn't appreciate that a preliminary proxy statement filing might be required in these circumstances. The Fund does appreciate now that preliminary proxy materials are required to be filed with the SEC when any matter is presented for the vote of shareholders, except those limited matters that are specifically described in Rule 14a-6(a) as not being subject to the preliminary filing requirement.

2) Comment: Mr. Bartz asked for an explanation on how it affects the outcome of the shareholder vote.

      Response: The Fund does not believe that if a preliminary proxy statement had been filed with the SEC that it would have affected the outcome of the shareholder vote, which vote was to approve the conversion. The Fund believes that the shareholders were given appropriate information in the proxy statement to allow them to adequately consider and vote on the proposal, so that the only deficiency was the failure of the Fund to file the preliminary proxy materials with the SEC. Had preliminary materials been filed, undoubtedly the staff may have had some comments on the materials, and may have requested some changes in the language. Whether or not such changes may have been "material" to the decision of the Fund's shareholders is impossible to say. The Fund believes that the shareholders were given adequate information, and that the shareholders would have voted to approve the conversion even if the disclosure and description had been more detailed and robust, as may have been requested by the staff. The reason the Fund believes this is because the conversion provided two sources of expense savings for the benefit of shareholders (the cost of conducting annual meetings and the Pennsylvania tax). When proposals reduce the expenses to be borne by a mutual fund, it is widely believed that fund shareholders tend to vote in favor of such proposals. Finally, the single difference in operations, that being the lack of any requirement for the Fund to hold annual meetings of shareholders, does not appear to have been a favorite feature of the Fund that shareholders would have been reluctant to forego. In the past five years, less than ten shareholders have attended the annual meeting in person, with many years no shareholders appearing in person. The Fund did not conduct elaborate meetings with free food, presentations, etc. Thus, the annual meeting does not appear to have been a desired feature by many shareholders, and certainly not by a majority. Moreover, the Fund believes that the great majority of mutual funds in the U.S. have moved to a structure where no annual meeting is required, precisely to avoid the cost of holding such meetings. Therefore, shareholders who hold investments in more than one mutual fund would be familiar with the concept of not having any annual meeting.
         Thus, for all the reasons set forth above, the Fund does not believe that filing a preliminary proxy statement would have affected the eventual shareholder vote to approve the conversion to a trust. The Fund cannot claim that the definitive materials were so "perfect" that the staff may not have had any comments to improve them, but the Fund believes that they were legally sufficient to fairly present the matter to a vote of the shareholders, and that the vote that was obtained through the use of these materials is a valid vote. The fact that the Fund did not file preliminary proxy materials for the staff to review before sending them to shareholders does not automatically mean that the shareholder vote was invalid, it simply means that the Fund did not follow the rules of the SEC. The Fund may not have complied with the rules of the SEC, but the shareholders did nothing wrong. Had the vote involved a benefit for the investment manager, such as an increase in the fee payable to the manager under the investment advisory contract, or similarly, some other increased expense to the shareholders, then the view of the validity of the vote approving such item might be more questionable. But, since the matter involved here involved no benefit to the manager, but only a benefit to the shareholders, and also involved a very common practice in the mutual fund industry (that of eliminating the annual meeting of shareholders), the Fund believes that there is less reason to question the validity of the shareholder vote in this instance than there might be in the case of a detriment to the shareholders. We do not mean to suggest that the end always justifies the means, but in this instance no detriment was imposed on the shareholders, only a benefit, so that the status of conversion as completed should be maintained.

3) Comment: Mr. Bartz had a question regarding Rule 145 - because our change from a corporation to a trust was done through a merger.

      Response: The Fund originally believed that the conversion to the trust form was equivalent to a merger solely for the purposes of changing the domicile of an entity, which type of transaction would not be considered to involve an "offer for sale" under Rule 145. The Fund now acknowledges that the exemption in Rule 145(a)(2) for domicile mergers is very narrow. The Fund believes that the use of a merger structure to change the form of organization from a corporation to a trust is analogous to a domicile change merger. Nevertheless, the Fund recognizes that under Rule 145 a merger (other than a domicile change merger under (a)(2)) is deemed an investment decision for the shareholders. The Fund believes that even though no preliminary proxy materials were filed with the SEC, the shareholders were provided with an adequate proxy statement and validly approved the conversion.

4) Comment: Mr. Bartz asked if the Articles of Incorporation had been replaced by a Trust Agreement.

      Response: The previous Articles of Incorporation of the Fund have indeed been replaced by a Declaration of Trust, effective as of January 1, 2013. The Declaration of Trust was filed with the Pennsylvania Department of State, Corporation Bureau, just as articles of incorporation are typically filed with state corporation bureaus, and are publicly available from such office.

5) Comment: Mr. Bartz stated that the Fund needs to file the Legal Trust document in a B filing.

      Response: The Declaration of Trust will be filed as a new Exhibit in the next 485B filing made by the Fund. The Declaration of Trust will replace the current Articles that are currently listed at Item 23 (a) of form N-1A. In addition, we will also provide a new legality opinion for the shares issued by the Fund as a trust when the 485B filing is made. The 485B filing will be made as soon as practicable.

6) Comment: Mr. Bartz noted that some of our recent SEC filings still have the "Inc." on them.

      Response: The "Inc." will be removed from all future filings, and will be corrected when the 485B is filed to include the Declaration of Trust as an exhibit. Thank you for pointing this out.


In conclusion Mr. Eskildson and Mr. Bartz, we apologize for not having filed a preliminary proxy statement. Our plan is to file a 485B filing as soon as we receive feedback from the two of you on this letter, to incorporate all of the items noted above, and in future SEC filings. In addition, for the future, we acknowledge that all matters to be voted on by shareholders need to be submitted to the SEC in preliminary proxy materials, except for those very specific items exempted in Rule 14a-6(a).


Please call me if you have any questions regarding the above matters.



				Sincerely,


				Mark Mulholland
				President








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